FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 November  2005

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock Exchange on 18-25 November 2005

Exhibit 1:

Nov 18

Daily share buyback notice

Exhibit 2:

Nov 21

Daily share buyback notice

Exhibit 3:

Nov 22

Daily share buyback notice

Exhibit 4:

Nov 23

Daily share buyback notice

Exhibit 5:

Nov 23

Change of directors’ interest notice

Exhibit 7:

Nov 24

Daily share buyback notice

Exhibit 8:

Nov 24

Change of directors’ interest notices

Exhibit 9:

Nov 25

Daily share buyback notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	25 November 2005